

Mail Stop 4631

June 12, 2009

By U.S. Mail and Facsimile

Mr. Vincent S. Miceli
Chief Financial Officer
Panolam Industries International, Inc.
20 Progress Drive
Shelton, CT 06484

> **Re: Panolam Industries International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 333-78569**

Dear Mr. Miceli:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Goodwill, Intangible Assets, and Long-lived Assets, page 31

1.   You continue to have a significant amount of intangible assets and long-lived assets. Recently you have been required to record impairment charges for each of these assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please consider disclosing the following:

- How you group long-lived assets for impairment and your basis for that determination;
- A description of the valuation methodology used;
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- How the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us about this and revise future filings to clarify disclosures. In particular, please disclose your significant assumptions, such as:

- Cash flows;
- Growth rates; and
- Discount rates.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Item 9A(T). Controls and Procedures, page 43

2.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not contain the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Form 10-Q for the Fiscal Quarter March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Liquidity and Capital Resources, page 30

3.   We note that you disclose the minimum/maximum ratios/amounts permitted for your most significant financial covenants. In future filings, please expand your disclosure to also present the actual ratios/amounts as of each reporting date. Such a presentation will allow your note holders to more easily understand your current ability to meet your financial covenants. In addition, in future filings please show how defined terms are calculated (for example EBITDA as defined and the leverage ratio) with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

4.   We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement. Confirm to us your understanding of these disclosure requirements.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant